24000193

Washington, D.C.

SEC Mail Processing

Washington, DC

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69722

ANNUAL REPORTS
FORM X-17A-5
PART III *

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ocean Park Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

21081 S Western Ave Ste 220
(No. and Street)

Torrance	California	90501
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

W. Bruce Comer, III	310-670-2721	bruce@oceanpk.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Road, Suite A200	Walnut Creek	CA	94596
(Address)	(City)	(State)	(Zip Code)

February 24, 2009	3438
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, William Bruce Comer, III, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ocean Park Securities, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KRISTEN JOHNSON
NOTARY PUBLIC for the
State of Montana
Residing at Belgrade, Montana
My Commission Expires
October 11, 2025

SEAL — KRISTEN JOHNSON NOTARIAL STATE OF MONTANA

Signature:

Title:
Managing Director

Notary Public
State of Montana, County of Gallatin

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Members of
Ocean Park Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ocean Park Securities, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as Ocean Park Securities, LLC's auditor since 2022.
Walnut Creek, California
February 20, 2024

Ocean Park Securities, LLC
Statement of Financial Condition
December 31, 2023

Assets		
Cash	$	77,603
Accounts receivable		106,242
Certificates of deposit		76,460
Other assets		9,127
Total current assets		269,432
Operating lease right-of-use asset		88,444
Total assets	$	357,876
Liabilities and Members' Equity		
Liabilities:		
Accounts payable and accrued expenses	$	10,624
Operating lease liability, current		27,563
Total current liabilities		38,187
Operating lease liability, non-current portion		58,181
Total liabilities		96,368
Members' equity:		261,508
Total liabilities and members' equity	$	357,876

The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF OPERATIONS

Ocean Park Securities, LLC (the "Company") was formed on December 14, 2015 in the State of Delaware. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority. The Company commenced operations as a broker-dealer on July 11, 2016. The Company is a member of the Securities Investor Protection Corporation.

The Company is a boutique investment bank that provides mergers and acquisitions, capital raising, financial advisory, and restructuring services.

The financial statement of the Company is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. There were no cash equivalents as of December 31, 2023.

Certificate of Deposit

The Company invests in certificates of deposit ("CDs"). The Company intends to hold the CDs until maturity. The CDs are recorded at cost plus accrued interest. At December 31, 2023, the Company had two CDs with the following terms: $37,500 each face amount; 2.7 and 4.4% annual interest rate; with maturity dates on May 30, 2024 and May 30, 2025, respectively.

Accounts Receivable

The Company accounts for estimated credit losses in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as credit loss expense on the Statement of Operations. There were no credit losses as of and for the year ended December 31, 2023.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company primarily receives two types of revenue under an advisory contract: non-refundable monthly service fees and a transaction fee. For each contract, the Company assesses whether non-refundable monthly service fees are a separate deliverable based on the performance obligations or part of a single deliverable that results in a transaction fee being earned. In order to make this determination, the Company assesses the services being provided upon engagement as specified in the contract, the ability for the client to consume and benefit from the services prior to a transaction, and whether the monthly fees are insignificant in relation to the overall fee the Company would receive upon a completed transaction, among other considerations. If the Company determines that the non-refundable monthly service fees are a separate deliverable, the revenue is recognized monthly as services are provided and deferred when the earnings process is not yet completed per the terms of the contract. If the Company determines that the non-refundable monthly service fees and transaction fee are a single deliverable, the Company defers the revenue for such monthly fees until the transaction fee is earned or the contract is otherwise complete. If a portion of the non-refundable monthly advisory fees are believed to be allocable to the transaction fee, such allocated revenue is deferred until the transaction fee is earned or the contract is otherwise complete.

Transaction fees stemming from a qualified transaction are considered variable consideration, and accordingly are recognized when related transaction is complete, the amount of fee is known, and collection is reasonably assured, and that it is not probable that revenue recognized would be subject to significant reversal in a future period. Generally, it is probable that the revenue recognized is no longer subject to significant reversal upon the closing of the investment banking transaction. The Company has open contracts as of December 31, 2023 for which the Company determined the monthly fees are earned in the month they are invoiced and accordingly, no revenue is deferred as of December 31, 2023.

The Company also generates revenue through fairness opinions related to its advisory contracts. Revenues for fairness opinion services are considered a separate deliverable and are recognized when the performance obligation is completed, which is generally at a point in time upon delivery of the report to the customer.

Leases

The Company accounts for leases under ASC 842, Leases ("ASC 842). The Company elected a policy to not apply the recognition requirements of ASC 842 for short-term leases with a term of 12 months or less.

The Company determines if an arrangement is a lease, or includes an embedded lease, at inception for each contract or agreement. A contract is or contains an embedded lease if the contract meets all of the below criteria:

(i) there is an identified asset

(ii) the Company obtains substantially all of the economic benefits of the asset

(iii) the Company has the right to direct the use of the asset

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Leases (Continued)

The Company's operating lease agreements include office space. Right-of-use ("ROU") assets represent the right to use an underlying asset for the lease term and operating lease liabilities represent the obligation to make payments arising from the lease or embedded lease. Operating lease ROU assets and operating lease liabilities are recognized at commencement date based on the present value of the future minimum lease payments over the lease term. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate that is based on the estimated rate of interest for a collateralized borrowing of a similar asset, using a similar term as the lease payments at the commencement date. Indirect capital costs are capitalized and included in the ROU assets at commencement.

The operating lease ROU assets and operating lease liabilities include any lease payments made, including any variable amounts that are based on an index or rate, and exclude lease incentives. Variability that is not due to an index or rate, such as payments made based on hourly rates, are excluded from the lease liability. Lease terms may include options to extend or terminate the lease.

Renewal option periods are included within the lease term and the associated payments are recognized in the measurement of the operating ROU asset and operating lease liability when they are at our discretion and considered reasonably certain of being exercised. Over the lease term, the Company uses the effective interest rate method to account for the lease liability as lease payments are made and the ROU asset is amortized in a manner that results in straight-line expense recognition.

Income Taxes
The Company is taxed as a limited liability company. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company may be subject to various state and local state income taxes. The Company believes there are no uncertain tax positions and is no longer subject to examinations by major tax jurisdictions for years before 2019.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Two customers made up 85% of the accounts receivable as of December 31, 2023. The Company's business at any point in time is typically concentrated in a small number of engagements, and its business model is dependent on securing an ongoing flow of generally nonrecurring engagements.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has an Administrative Services Agreement and a Sublease Agreement with Ocean Park Advisors, LLC ("OPA"), an affiliate under common ownership.

Under the services agreement, the Company reimburses OPA for providing accounting, human resources, marketing and technology services. The Company reimbursed OPA for office space under the prior and new sublease agreement commencing in October 2023. See related party lease below for additional terms.

If the Company did not have this arrangement, it is at least reasonably possible that operating results or financial position of the Company could be significantly different due to the shared cost structure of this arrangement.

The Company had a balance due to OPA of $6,340 at December 31, 2023 included in accounts payable and accrued expenses on the accompanying statement of financial condition.

Related Party Lease

The Company entered into a sublease agreement with OPA for shared office space. The lease commenced in October 2023 and has a term of 38 months with monthly payments of $2,700 per month for the first twelve months. On each anniversary of the effective date of the lease, the monthly rent is subject to revision, as agreed upon. The master lease contains an option to renew the lease for one (1) three-year period. The Company must notify OPA of its interest in continuing the lease prior to 12 months of expiration of the original term. If no notification is made, the lease term will automatically extend for the option period, if the master lease is extended. If the master lease is not extended, no additional option period would apply.

Future lease obligations are as follows:

2024	$	32,400
2025		32,400
2026		29,700
Total lease payments		94,500
Less: imputed interest		(8,756)
Total lease liability	$	85,744

Supplemental balance sheet information related to leases are as follows:

Weighted average remaining life (in years)	3
Weighted average discount rate	6.6 %

NOTE 4 – MEMBERS' EQUITY

The Company has one class of member interests. Allocations of net profit, after giving effect to special allocations as defined in the membership agreement, are: first to the members to the extent, and in the reverse order of, the net losses previously allocated that previously have not been offset by net profits allocated, and thereafter, net profits shall be allocated to the members' pro rata to their percentage interests. Net losses shall be charged to the members at the end of each fiscal year, pro rata to their percentage interests.

NOTE 5 – INDEMNIFICATIONS

In the normal course of business, the Company enters into contract and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

NOTE 6 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, and requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $143,186, which was $138,186 in excess of its required net capital of $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.074 to 1 in the year presented.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statement. The evaluation was performed through the date the financial statement were issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statement.